Exhibit 99.4

Emerald’s Pure Sunfarms Joint Venture Acquires Second 1.1 Million Square Foot Greenhouse, Doubling Potential Production Capacity to 150,000 Kilograms

Emerald extends and expands supply agreement to purchase 25% of Pure Sunfarms’ aggregate cannabis production

VANCOUVER, British Columbia, April 01, 2019 — Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today announced that its 50%-owned joint venture, Pure Sunfarms, has exercised its option to acquire from Village Farms International, Inc. (“Village Farms”) a second 1.1 million square foot (25 acre) greenhouse (“Delta 2”) adjacent to Pure Sunfarms’ existing 1.1 million square foot cannabis operation (“Delta 3”) in Delta, BC. Pure Sunfarms expects to reach its annualized full production run-rate of approximately 75,000 kilograms by mid-year at Delta 3 and expects to double its overall production on completion of the conversion of Delta 2. Emerald has also entered into an agreement with Pure Sunfarms to purchase 25% of its aggregate cannabis production from Delta 3 and Delta 2 in 2020, 2021 and 2022.

“We could not be more pleased with the progress and production of Delta 3 and this significant expansion of Pure Sunfarms to 2.2 million square feet of production space, making it one of the largest single cannabis cultivation facilities in Canada,” said Dr. Avtar Dhillon, President and Executive Chairman of Emerald. “The first greenhouse, fully licensed for 1.03 million square feet of cultivation and expected to be fully planted in April, is a well-designed operation generating impressive yields that continue to increase. Quality and cost will differentiate producers among competitors in the Canadian and global cannabis market over the long term, and Pure Sunfarms’ ability to produce large-scale, low cost, high quality cannabis made it a simple decision for us to support the exercising of its option to acquire the second 1.1 square foot greenhouse. We are excited by the amount of cannabis supply Emerald will be receiving over the next four years from Pure Sunfarms with the extension and expansion of our current supply agreement. Combining the Pure Sunfarms supply with our other cannabis and large-scale hemp supply sources, Emerald is anticipating significant quarterly growth of revenues in 2019 and beyond.”

The existing technologically-advanced Delta 3 greenhouse design is based on decades of large-scale, low-cost agricultural production experience and extensive cannabis expertise, resulting in a state-of-the-art facility with 16 grow rooms optimized with supplemental lighting and other systems to support year-round harvesting.

The Delta 2 facility is a newer, but nearly identical, facility located adjacent to Delta 3. Pure Sunfarms expects to realize economies of scale from the concentration of 2.2 million square feet of production area at a single location. Notably, Delta 3 was designed with an automated nursery capable of serving both Delta 3 and Delta 2. This will allow a greater proportion of the footprint of the Delta 2 facility to be devoted to flower rooms than in Delta 3.

Planning and procurement for the Delta 2 facility and Pure Sunfarms’ applications for licensing under the Cannabis Act will begin immediately. An important competitive advantage for the Delta 3 and 2 facilities is that Pure Sunfarms has secured 48 megawatts of electricity from BC Hydro, providing a reliable and inexpensive source of power to run supplemental lighting and post-harvest equipment in both Delta 3 and Delta 2. This electricity will be available this September. Pure Sunfarms is targeting its first harvest at the Delta 2 facility for mid-2020 and aims to achieve full run-rate production in the fourth quarter of 2020, subject to the receipt of Health Canada licenses.

In accordance with the terms of the Pure Sunfarms joint venture agreement, Village Farms is contributing the Delta 2 facility to the joint venture and Emerald has committed to contribute an aggregate of CAD$25 million in cash, of which $2.5 million was contributed at closing and the remainder will be advanced in tranches as needed to cover initial construction costs. Conversion of the Delta 2 facility to cannabis production is estimated to cost approximately CAD$60 million, based on the conversion costs incurred for conversion of the Delta 3 facility. Following Emerald’s investment, the remainder of the conversion costs are expected to be funded by cash flow generated by Pure Sunfarms.

Pure Sunfarms continues to hold an option to acquire a third 2.6 million square foot (60 acre) greenhouse from Village Farms. This option expires on September 28, 2021.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed to cultivate cannabis in 1.03M square feet of its first 1.1 million square foot greenhouse, the capacity of which is estimated to exceed 75,000 kg of cannabis annually. This facility has been scaling up production over the last four quarters and is expected to be fully planted in April 2019. Emerald’s Verdélite operation in Québec is completing the build-out of its 88,000 square feet indoor cultivation facility and scaling up its high quality production. Emerald has secured over 500 acres of hemp harvest in 2018 and has contracted for approximately 1000 acres in 2019 to 2022, with the objective of extracting low- cost cannabidiol from the hemp. Emerald’s team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products developed to provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include conversion of the Delta 2 facility to cannabis production; licensing of the Delta 2 facility; realizations of economies of scale; the proportion of Delta 2 facility devoted to growing products; contributions of cash to Pure Sunfarms; other sources of financing for construction at the Delta 2 facility; availability of power; production and processing capacity of various facilities; expansion of facilities and timing thereof; anticipated production costs; and receipt of hemp deliveries.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.

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